Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-and six-month periods ended June 30, 2021 and June 30, 2022. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 1, 2022. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions and the impact of changes to our cash distributions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	our ability to secure new multi-year charters at economically attractive rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
●	fluctuations in exchange rates, especially the U.S. dollar and Euro;
●	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;
●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;
●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance, financial condition, liquidity and cash available for distributions;
●	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;
●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
●	risks inherent in ship operation, including the discharge of pollutants;

●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 1, 2022, available at http://www.sec.gov.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Cash Distribution

On July 27, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended June 30, 2022. The cash distribution is payable on August 11, 2022 to all unitholders of record as of August 8, 2022. The aggregate amount of the declared distribution will be $0.5 million based on the number of units issued and outstanding as of June 30, 2022.

Overview

GasLog Partners is an owner and operator of LNG carriers. Since our initial public offering (“IPO”) in May 2014, we have grown our fleet from three vessels at the time of our IPO to 15 today (including one vessel sold and leased back under a bareboat charter). Our focus is on capital allocation to debt repayment, prioritizing balance sheet strength for 2022, in order to lower our cash break-evens, reduce our cost of capital and further enhance the Partnership’s competitive positioning.

As of June 30, 2022, our owned and bareboat fleet consisted of ten vessels with tri-fuel diesel electric (“TFDE”) propulsion and five steam turbine propulsion (“Steam”) vessels. In June 2022, we entered into an agreement to sell the Methane Shirley Elisabeth, with the sale expected to be completed in the third quarter of 2022 and we are in active discussions for the sale and lease-back of a second Steam vessel. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights could provide us with built-in growth opportunities, subject to certain conditions described below. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire any additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

			Cargo	Charterer (for			Charter
			Capacity	contracts of more			Expiration
LNG Carrier		Year Built	(cbm)	than six months)		Propulsion	(Firm Period)	Optional Period
1	Solaris	2014	155,000	Spot Market		TFDE	—	—
2	Methane Heather Sally	2007	145,000	Spot Market		Steam	—	—
3	Methane Shirley Elisabeth (1)	2007	145,000	JOVO	(2)	Steam	August 2022	—
4	GasLog Santiago	2013	155,000	Trafigura	(3)	TFDE	December 2022	2023–2028	(3)
5	Methane Jane Elizabeth	2006	145,000	Cheniere	(4)	Steam	March 2023	2024–2025	(4)
6	GasLog Seattle	2013	155,000	Major Trading House		TFDE	March 2023	—
7	GasLog Sydney	2013	155,000	Naturgy	(5)	TFDE	April 2023	—
8	Methane Rita Andrea	2006	145,000	Gunvor	(6)	Steam	October 2022	—
				Energy Major	(7)		October 2023	—
9	GasLog Geneva	2016	174,000	Shell	(8)	TFDE	September 2023	2028–2031	(8)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower	(9)	Steam	October 2023	2024–2025	(9)
11	GasLog Gibraltar	2016	174,000	Shell		TFDE	October 2023	2028–2031	(8)
12	Methane Becki Anne	2010	170,000	Shell		TFDE	March 2024	2027–2029	(10)
13	GasLog Greece	2016	174,000	Shell		TFDE	March 2026	2031	(11)
14	GasLog Glasgow	2016	174,000	Shell		TFDE	June 2026	2031	(11)

(1)	The Partnership has entered into an agreement and expects to complete the sale of the vessel in the third quarter of 2022.
(2)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).
(3)

The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)

The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”). Charterers may extend the term of the time charters by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)	The vessel is chartered to Naturgy Aprovisionamentos S.A. (“Naturgy”).
(6)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).
(7)	The vessel is expected to begin its time charter with an energy major right after the expiration of its current charter with Gunvor.
(8)

The vessel is chartered to a wholly owned subsidiary of Shell plc (“Shell”). Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(9)

The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(10)

Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(11)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Bareboat Vessel

			Cargo	Charterer (for		Charter
			Capacity	contracts of more		Expiration
LNG Carrier		Year Built	(cbm)	than six months)	Propulsion	(Firm Period)	Optional Period
1	GasLog Shanghai (1)	2013	155,000	Gunvor	TFDE	November 2022	—

(1)	In October 2021, the vessel was sold and leased back from China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for a period of five years, with no repurchase option or obligation.

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership.

Three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2022

(in thousands of U.S. dollars)
	June 30, 2021	June 30, 2022	Change
Revenues	70,352	84,922	14,570
Voyage expenses and commissions	(1,852)	(2,172)	(320)
Vessel operating costs	(20,044)	(19,047)	997
Depreciation	(20,798)	(22,224)	(1,426)
General and administrative expenses	(3,488)	(4,380)	(892)
Impairment loss on vessels	—	(28,027)	(28,027)
Profit from operations	24,170	9,072	(15,098)
Financial costs	(9,115)	(9,778)	(663)
Financial income	11	221	210
(Loss)/gain on derivatives	(403)	1,246	1,649
Profit for the period	14,663	761	(13,902)

For the three-month period ended June 30, 2021, we had an average of 15.0 vessels operating in our owned fleet having 1,283 available days, while during the three-month period ended June 30, 2022, we had an average of 15.0 vessels operating in our owned and bareboat fleet having 1,365 available days. The increase in available days is due to the scheduled dry-dockings of three of our vessels in the second quarter of 2021 (compared to nil in the same period in 2022).

Revenues: Revenues increased by $14.5 million, or 20.6%, from $70.4 million for the three-month period ended June 30, 2021, to $84.9 million for the same period in 2022. The increase is mainly attributable to a net increase in revenues from our vessels operating in the spot market in the second quarter of 2022, in line with the improvement of the LNG shipping spot and term market, combined with an increase in revenues resulting from the 82 off-hire days due to the scheduled dry-dockings of three of our vessels in the second quarter of 2021 (compared to nil in the same period in 2022). The average daily hire rate increased from $57,383 for the three-month period ended June 30, 2021, to $63,327 for the three-month period ended June 30, 2022.

Voyage Expenses and Commissions: Voyage expenses and commissions increased by $0.3 million, or 15.8%, from $1.9 million for the three-month period ended June 30, 2022, to $2.2 million for the same period in 2022. The increase in voyage expenses and commissions is mainly attributable to an increase in broker commissions in line with the abovementioned increase in revenues in the three-month period ended June 30, 2022, as compared to the same period in 2021.

Vessel Operating Costs: Vessel operating costs decreased by $1.0 million, or 5.0%, from $20.0 million for the three-month period ended June 30, 2021, to $19.0 million for the same period in 2022. The decrease in vessel operating costs is mainly attributable to a decrease of $2.0 million in technical maintenance expenses, primarily in connection with the dry-dockings of three of our vessels in the second quarter of 2021 (compared to nil in the same period in 2022), and a decrease of $0.3 million in vessel management fees mainly in connection with the decrease of the annual fee payable to our manager (approximately $0.1 million per vessel per year), partially offset by an increase of $1.3 million in crew costs, largely related to the in-house management of the Solaris (after her redelivery into our managed fleet on April 6, 2022). As a result, daily operating costs per vessel decreased from $15,734 per day for the three-month period ended June 30, 2021, to $14,005 per day for the three-month period ended June 30, 2022.

General and Administrative Expenses: General and administrative expenses increased by $0.9 million, or 25.7%, from $3.5 million for the three-month period ended June 30, 2021, to $4.4 million for the same period in 2022. The increase in general and administrative expenses is mainly attributable to an aggregate increase of $1.0 million in administrative services fees for our fleet in connection with the increase in the annual fee per vessel payable to GasLog in 2022 (approximately $0.3 million per vessel per year). As a result, daily general and administrative expenses increased from $2,554 per vessel ownership day for the three-month period ended June 30, 2021, to $3,211 per vessel ownership day for the three-month period ended June 30, 2022.

Impairment Loss on Vessels: Impairment loss on vessels was $28.0 million for the three-month period ended June 30, 2022 and nil for the same period in 2021. The impairment loss was recognized pursuant to the reclassification of two of our Steam vessels as held for sale and remeasurement of their carrying amounts as of June 30, 2022.

Financial Costs: Financial costs increased by $0.7 million, or 7.7%, from $9.1 million for the three-month period ended June 30, 2021, to $9.8 million for the same period in 2022. The increase in financial costs is attributable to an increase of $0.5 million in interest expense on loans, mainly due to an increase in the London Interbank Offered Rate (“LIBOR”) rates in the three months ended June 30, 2022 as compared to the same period in 2021, and an increase of $0.4 million in interest expense on leases, pursuant to the sale and leaseback of the GasLog Shanghai in October 2021. During the three-month period ended June 30, 2021, we had an average of $1,261.1 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.4%, compared to an average of $1,058.1 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 3.1% during the three-month period ended June 30, 2022.

(Loss)/gain on Derivatives: Loss on derivatives decreased by $1.6 million, from a loss of $0.4 million for the three-month period ended June 30, 2021, to a gain of $1.2 million for the same period in 2022. The decrease is attributable to a decrease of $1.1 million in realized loss on derivatives held for trading and a $0.5 million increase in unrealized gain from the mark-to-market valuation of derivatives (interest rate swaps) held for trading, which were carried at fair value through profit or loss, mainly due to changes in the forward yield curve.

Profit for the Period: Profit for the period decreased by $13.9 million, or 94.6%, from $14.7 million for the three-month period ended June 30, 2021, to $0.8 million for the same period in 2022, as a result of the aforementioned factors.

Six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2022

(in thousands of U.S. dollars)
	June 30, 2021	June 30, 2022	Change
Revenues	157,440	170,381	12,941
Voyage expenses and commissions	(3,931)	(3,633)	298
Vessel operating costs	(37,851)	(37,621)	230
Depreciation	(41,484)	(44,211)	(2,727)
General and administrative expenses	(6,559)	(9,071)	(2,512)
Impairment loss on vessels	—	(28,027)	(28,027)
Profit from operations	67,615	47,818	(19,797)
Financial costs	(18,531)	(18,559)	(28)
Financial income	23	260	237
Gain on derivatives	916	6,223	5,307
Profit for the period	50,023	35,742	(14,281)

For the six-month period ended June 30, 2021, we had an average of 15.0 vessels operating in our owned fleet having 2,619 available days, while during the six-month period ended June 30, 2022, we had an average of 15.0 vessels operating in our owned and bareboat fleet having 2,715 available days. The increase in available days is due to the scheduled dry-dockings of three of our vessels in the second quarter of 2021 (compared to nil in the same period in 2022).

Revenues: Revenues increased by $13.0 million, or 8.3%, from $157.4 million for the six-month period ended June 30, 2021, to $170.4 million for the same period in 2022. The increase is mainly attributable to a net increase in revenues from our vessels operating in the spot market in the first six months of 2022, in line with the improvement of the LNG shipping spot and term market, combined with an increase in revenues resulting from the 96 off-hire days due to the scheduled dry-dockings of three of our vessels in the first six months of 2021 (compared to nil in the same period in 2022). The average daily hire rate increased from $62,057 for the six-month period ended June 30, 2021, to $63,504 for the six-month period ended June 30, 2022.

Voyage Expenses and Commissions: Voyage expenses and commissions decreased by $0.3 million, or 7.7%, from $3.9 million for the six-month period ended June 30, 2022, to $3.6 million for the same period in 2022. The decrease in voyage expenses and commissions is mainly attributable to a decrease in bunker consumption costs due to the increased utilization of our vessels operating in the spot market in the six-month period ended June 30, 2022, as compared to the same period in 2021, partially offset by an increase in broker commissions, in line with the increase in revenues mentioned above.

Vessel Operating Costs: Vessel operating costs decreased by $0.3 million, or 0.8%, from $37.9 million for the six-month period ended June 30, 2021, to $37.6 million for the same period in 2022. The decrease in vessel operating costs is mainly attributable to a decrease of $2.3 million in technical maintenance expenses, primarily in connection with the dry-dockings of three of our vessels in 2021 (compared to nil in the same period in 2022) and a decrease of $0.6 million in vessel management fees, mainly in connection with the decrease of the annual fee payable to our manager (approximately $0.1 million per vessel per year), which were partially offset by an increase of $2.6 million in crew costs, largely related to the in-house management of the Solaris (after her redelivery into our managed fleet on April 6, 2022) and additional costs following our COVID-19 enhanced protocols in 2022, crew extension bonuses to support our seafarers, travelling and extended quarantine days for seafarers prior to embarkation. As a result, daily operating costs per vessel decreased from $14,937 per day for the six-month period ended June 30, 2021, to $14,359 per day for the six-month period ended June 30, 2022.

General and Administrative Expenses: General and administrative expenses increased by $2.5 million, or 37.9%, from $6.6 million for the six-month period ended June 30, 2021, to $9.1 million for the same period in 2022. The increase in general and administrative expenses is mainly attributable to an aggregate increase of $2.0 million in administrative services fees for our fleet in connection with the increase in the annual fee per vessel payable to GasLog in 2022 (approximately $0.3 million per vessel per year) and an increase of $0.6 million in legal and professional fees. As a result, daily general and administrative expenses increased from $2,415 per vessel ownership day for the six-month period ended June 30, 2021, to $3,340 per vessel ownership day for the six-month period ended June 30, 2022.

Impairment Loss on Vessels: Impairment loss on vessels was $28.0 million for the six-month period ended June 30, 2022 and nil for the same period in 2021. The impairment loss was recognized pursuant to the reclassification of two of our Steam vessels as held for sale and remeasurement of their carrying amounts as of June 30, 2022.

Financial Costs: Financial costs increased by $0.1 million, or 0.5%, from $18.5 million for the six-month period ended June 30, 2021, to $18.6 million for the same period in 2022. The increase in financial costs is mainly attributable to an increase of $0.8 million in interest expense on leases, pursuant to the sale and leaseback of the GasLog Shanghai in October 2021, partially offset by a decrease of $0.5 million in interest expense on loans, primarily due to the lower debt balances year-over-year. During the six-month period ended June 30, 2021, we had an average of $1,274.4 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.4%, compared to an average of $1,070.7 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.8% during the six-month period ended June 30, 2022.

Gain on Derivatives: Gain on derivatives increased by $5.3 million, from $0.9 million for the six-month period ended June 30, 2021, to $6.2 million for the same period in 2022. The increase is attributable to a $3.7 million increase in unrealized gain from the mark-to-market valuation of derivatives (interest rate swaps) held for trading, which were carried at fair value through profit or loss, mainly due to changes in the forward yield curve, and a decrease of $1.6 million in realized loss on derivatives held for trading.

Profit for the Period: Profit for the period decreased by $14.3 million, or 28.6%, from $50.0 million for the six-month period ended June 30, 2021, to $35.7 million for the same period in 2022, as a result of the aforementioned factors.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of any additional vessels or other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt, lease and equity financings, if any. In addition to paying distributions and potentially repurchasing common and preference units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

In the three months ended June 30, 2022, under the Partnership’s preference unit repurchase programme established in March 2021, GasLog Partners repurchased and cancelled 72,762 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 140,201 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 132,715 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”), for an aggregate amount of $8.7 million, including commissions.

The Partnership did not issue any common units during the second quarter of 2022 under the ATM Common Equity Offering Programme.

As of June 30, 2022, we had $147.3 million of cash and cash equivalents, out of which $51.8 million was held in current accounts and $95.5 million was held in time deposits with an original duration of less than three months. An additional amount of $10.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of June 30, 2022, we had an aggregate of $1,036.1 million of borrowings outstanding under our credit facilities, of which $159.3 million was repayable within one year. Current bank borrowings include an amount of $69.1 million with respect to the associated debt of our two Steam vessels classified as held for sale as of June 30, 2022. As of June 30, 2022, we also had an aggregate of $50.9 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, of which $10.5 million was payable within one year.

As of June 30, 2022, the Partnership had in place five interest rate swap agreements at a notional value of $263.3 million in aggregate, maturing between 2022 and 2025. As a result of its hedging agreements, the Partnership had hedged 25.1% of its floating interest rate exposure on its outstanding debt (excluding the lease liability) as of June 30, 2022, at a weighted average interest rate of approximately 2.4% (excluding margin).

Working Capital Position

As of June 30, 2022, our current assets totaled $291.6 million and current liabilities totaled $239.8 million, resulting in a positive working capital position of $51.8 million.

We believe that our current resources, cash from operations and existing debt facilities will be sufficient to meet our working capital requirements and comply with our banking covenants for at least twelve months from the date of this report.

Cash Flows

Six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2022

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Six months ended
	June 30, 2021	June 30, 2022	Change
Net cash provided by operating activities	113,017	122,181	9,164
Net cash used in investing activities	(14,718)	(11,096)	3,622
Net cash used in financing activities	(82,219)	(109,343)	(27,124)

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $9.2 million, from $113.0 million in the six-month period ended June 30, 2021, to $122.2 million in the six-month period ended June 30, 2022. The increase of $9.2 million is mainly attributable to an increase in revenues of $13.0 million, partially offset by a $2.1 million movement in working capital accounts and a net increase of $1.9 million in voyage expenses and commissions, vessel operating costs and general and administrative expenses.

Net Cash used in Investing Activities:

Net cash used in investing activities decreased by $3.6 million, from $14.7 million in the six-month period ended June 30, 2021, to $11.1 million in the six-month period ended June 30, 2022. The decrease of $3.6 million is mainly attributable to a decrease of cash used in payments for tangible fixed assets of $11.0 million, partially offset by an increase in purchases of short-term cash deposits of $7.5 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $27.1 million, from $82.2 million in the six-month period ended June 30, 2021, to $109.3 million in the six-month period ended June 30, 2022. The increase of $27.1 million is mainly attributable to an increase of $18.7 million in cash used for repurchases of preference units, a decrease in proceeds from issuance of common and general partner units of $10.2 million and an increase of $4.9 million in lease payments (principal elements), partially offset by a decrease of $3.1 million in bank loan repayments, a decrease of $2.7 million in interest paid and a decrease of $1.1 million in paid distributions.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization for the periods ending December 31, 2022 and 2023:

(in millions of U.S. dollars, except days and percentages)	July – December 2022	2023
Contracted time charter revenues(1)(2)(3)(4)	$159.1	$173.2
Total contracted days(1)(2)	2,310	2,236
Total available days(5)	2,648	4,990
Total unfixed days(6)	338	2,754
Percentage of total contracted days/ total available days	87.2%	44.8%

After giving effect to the charter parties signed from July 1, 2022 until July 28, 2022, contracted time charter revenues increased to $163.1 million for the remainder of 2022 and $193.3 million for 2023, while the percentage of total contracted days to total available days for the remainder of 2022 and 2023 increased to 89.5% and 50.9%, respectively.

(1)

Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of June 30, 2022 and through December 31, 2023 (including one vessel sold and leased back under a bareboat charter in October 2021). Contracted days are calculated taking into account the firm period charter expiration and expected market conditions as of June 30, 2022.

(2)

Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.
(4)	Revenue calculations assume no exercise of any option to extend the terms of the charters.
(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.
(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of June 30, 2022 and through December 31, 2023 (including one vessel sold and leased back under a bareboat charter in October 2021). The table reflects only our contracted charter revenues for the ships in our owned and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 1, 2022. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.